Exhibit 107
Calculation of Filing Fee Tables
Schedule TO-T
(Rule 14d-100)

GMS INC.
(Name of Subject Company (Issuer))

GOLD ACQUISITION SUB, INC.,
an indirect wholly owned subsidiary of

THE HOME DEPOT, INC.
(Names of Filing Persons (Offerors))

Table 1-Transaction Valuation

	Transaction Valuation*	Fee rate	Amount of Filing Fee**

Fees to Be Paid	$4,336,130,480.00	0.0001531	$663,861.58

Fees Previously Paid	$ 0		$ 0

Total Transaction Valuation	$4,336,130,480.00

Total Fees Due for Filing			$663,861.58

Total Fees Previously Paid			$ 0

Total Fee Offsets			$ 0

Net Fee Due			$663,861.58

*
Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated as the sum of (i) 38,060,770 issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”) of GMS Inc. (“GMS”), multiplied by $110.00 per Share (the “Offer Price”); (ii) 940,237 Shares issuable upon the exercise of outstanding GMS stock options, multiplied by the Offer Price; (iii) 259,757 Shares underlying outstanding GMS restricted stock units, multiplied by the Offer Price; and (iv) (A) 158,604 Shares underlying GMS restricted stock units permitted to be issued under the Merger Agreement, which number has been calculated by dividing $17,341,751.12, the aggregate maximum dollar amount of awards permitted to be granted by $109.34, which is the average of the high and low prices reported by The New York Stock Exchange (“NYSE”) on July 11, 2025, multiplied by (B) the Offer Price. The calculation of the filing fee is based on information provided by GMS as of July 11, 2025.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2025, issued August 20, 2024 and effective on October 1, 2024, by multiplying the transaction valuation by 0.0001531.